Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Astoria Bank 401(k) Plan

We consent to the incorporation by reference in registration statement No. 333-226007 on Form S-8 of the Sterling Bancorp of our report dated June 15, 2017, with respect to the statement of net assets available for plan benefits of the Astoria Bank 401(k) Plan (the Plan) as of December 31, 2016 and the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 2017 annual report on Form 11‑K of the Astoria Bank 401(k) Plan.

/s/ KPMG LLP

New York, New York
July 11, 2018